

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Jonathan Evans
Chief Executive Officer
1397468 B.C. Ltd.
300 - 900 West Hastings Street
Vancouver, British Columbia, V6C 1E5

      Re: 1397468 B.C. Ltd.
              Form 20-F
              Exhibit Nos. 4.1, 4.2, and 4.8
              Filed August 31, 2023
              File No. 001-41788

Dear Jonathan Evans:

      You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit[s] identified above.

      Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

      We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy and Transportation